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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

SandRidge Energy, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
80007P 307
(CUSIP Number)
Michael M. Stewart, Esq.
20 North Broadway, Suite 1800
Oklahoma City, Oklahoma 73102
(405) 235-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 3, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	80007P 307

1	NAMES OF REPORTING PERSONS Tom L. Ward

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		36,487,546

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,703,171

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	36,487,546

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.09%(or 22.11% of the combined voting power of the Common Stock and Redeemable Convertible Preferred Stock outstanding - see Item 5a)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 7 Pages

This Amendment No. 1 to Schedule 13D (this “First Amendment”) relates to the Schedule 13D originally filed on November 19, 2007 on behalf of Tom L. Ward (the “Reporting Person”) with regard to the Reporting Person’s beneficial ownership of shares of the common stock, par value $0.001 per share (the “Common Stock”), of SandRidge Energy, Inc., a Delaware corporation (the “Issuer”). This First Amendment is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, to report the Reporting Person’s beneficial ownership of Common Stock and his plans to make open-market purchases of up to $100 million in shares of Common Stock during 2008 for the his personal account and amend and restate certain information provided in the Schedule 13D.

Item 1.	Security and Issuer
The information set forth in the Schedule 13D with respect to this Item has not changed as of the date of this First Amendment.

Item 2.	Identity and Background
The information set forth in the Schedule 13D with respect to this Item has not changed as of the date of this First Amendment.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and restated as follows:
The source of funds for prior and planned future purchases of the Issuer’s Common Stock have been, and will be, personal funds or funds derived from sales of other unrelated personal investments.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and restated as follows:
As of the date of the First Amendment, the Reporting Person:
(a) has publicly announced his plans to make open-market purchases of up to $100 million in shares of Common Stock during 2008 for his personal account for purposes of investment. Such purchases will be made in conformity with the Issuer’s securities trading policy for employees and related parties. The Issuer does not plan on issuing any new shares as part of this purchase plan, and there is no guarantee of the number of shares that will be purchased or if this goal will be accomplished; and
The Reporting Person has no plans or proposals which relate to or would result in any of the following actions, other than any such plans or proposals that may be considered from time to time by the Reporting Person in his capacity as the Chief Executive Officer or as a member of the Issuer’s board of directors:
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

Page 3 of 7 Pages

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer’s business or corporate structure;
(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.
For more information regarding the Reporting Person’s plans to make open-market purchases of shares of Common Stock during 2008, see the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 4, 2008.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a) As of the date of the First Amendment, the Reporting Person is the beneficial owner of (i) 24,546,781 shares of Common Stock directly, which includes 784,375 shares of unvested restricted Common Stock and 79,000 shares of Common Stock held in an IRA for the benefit of the Reporting Person; (ii) 9,246,624 shares of Common Stock through TLW Properties, for which the Reporting Person exercises sole voting and dispositive power; (iii) 2,681,141 shares of Common Stock that the Reporting Person has the right to acquire upon conversion of shares of Redeemable Convertible Preferred Stock of the Issuer held by TLW Properties; and (iv) 13,000 shares of Common Stock held by a minor child, which constitutes 25.09% of the outstanding shares of Common Stock plus the number of shares of Common Stock that would be outstanding upon the conversion of all of the shares of Redeemable Convertible Preferred Stock held by TLW Properties. The beneficial ownership percentage of the Reporting Person is calculated based on 142,718,362 shares of Common Stock outstanding as of February 28, 2008 as reported in the Issuer’s Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 10, 2008; provided, however, the beneficial ownership percentage of the Reporting Person represents 22.11% of the combined voting power of the Common Stock and Redeemable Convertible Preferred Stock outstanding, which is convertible at a rate equal to 10.20 shares of Common Stock for each outstanding share of Redeemable Convertible Preferred Stock as of February 28, 2008 and votes on an as-converted basis on all matters submitted to a vote of holders of Common Stock.

Page 4 of 7 Pages

(b) The Reporting Person has sole voting power with respect to 36,487,546 shares of Common Stock, which includes 784,375 shares of unvested restricted Common Stock and 79,000 shares of Common Stock held in an IRA for the benefit of the Reporting Person, and sole dispositive power with respect to 35,703,171 shares of Common Stock, which excludes 784,375 shares of unvested restricted Common Stock.
(c) On January 11, 2008, the Reporting Person was awarded 234,375 shares of restricted Common Stock, which shall vest twenty-five percent on the 11th day of January in each of the years 2009, 2010, 2011 and 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated as follows:
The Reporting Person is a party to a lockup agreement with the underwriters of the Issuer’s initial public offering on November 7, 2007 that restricts the Reporting Person’s ability to sell equity securities of the Issuer for a period of six months. The Reporting Person is also a party to certain shareholder agreements that restrict his ability to sell shares of Common Stock of the Issuer, provide for certain tag-along rights in connection with sales of shares of Common Stock by the Reporting Person, require the Reporting Person to vote his shares of Common Stock in favor of certain designees to the board of directors and provide for certain registration rights, which are described below.
Amended and Restated Shareholders Agreement
In connection with the closing of the NEG Oil and Gas (“NEG”) acquisition by the Issuer in November 2006, the Issuer entered into a Shareholders Agreement with certain of its shareholders, including the Reporting Person and affiliates of American Real Estate Partners, L.P., the owner of NEG (“AREP”). The Shareholders Agreement was subsequently amended and restated in April 2007 in connection with the sale of the shares held by AREP to other stockholders (the “New Investors”). The Amended and Restated Shareholders Agreement contains certain restrictions on transfer, tag-along rights and registration rights, each of which is described more fully below.
Transfer Restrictions. The transfer restrictions contained in the Amended and Restated Shareholders Agreement expired on March 1, 2008, other than those described below under the heading “Registration Rights.”
Tag-Along Rights. If the Reporting Person proposes to sell shares of the Issuer’s Common Stock in excess of 3% of the outstanding Common Stock on a fully diluted basis (other than to family members and affiliates other than the Issuer pursuant to Rule 144 or in a registered offering other than a block trade), the New Investors have the right to elect to sell their proportionate number of shares of Common Stock on the same terms. The tag-along rights expire on the earlier of (i) the date upon which the New Investors cease to own at least 20% of the shares of Common Stock purchased from affiliates of AREP and (ii) two years following the completion of the Issuer’s initial public offering.

Page 5 of 7 Pages

Registration Rights. Under the Amended and Restated Shareholders Agreement, the Issuer has agreed to allow the parties, including the Reporting Person, to offer their shares of the Issuer’s Common Stock in certain future registered offerings of Common Stock, subject to the Issuer’s priority and customary limitations. The Issuer has also agreed to use its reasonable best efforts to cause a shelf registration statement to become effective with respect to the securities held by the stockholders party to the Amended and Restated Shareholders Agreement upon their request, subject to certain conditions and limitations. Each of the parties to the Amended and Restated Shareholders Agreement, including the Reporting Person, has agreed not to effect any sale or distribution of Common Stock or securities convertible or exchangeable or exercisable for Common Stock for a period of 180 days from the date of the Issuer’s initial public offering.
Ares Shareholder Agreement
In connection with a March 2007 private placement by the Issuer, the Issuer entered into a Shareholders Agreement (the “Ares Shareholders Agreement”) with certain affiliates of Ares Management LLC (“Ares”) and the Reporting Person. The Ares Shareholder Agreement contains tag-along rights and a voting requirement, each of which is described more fully below.
Tag-Along Rights. If the Reporting Person proposes to sell shares of Common Stock (other than to family members and affiliates other than the Issuer), the Reporting Person has agreed to use his commercially reasonable efforts to structure such sale in a manner as to allow Ares to sell the same proportionate amount of its shares on the same terms. To the extent Ares is unable to sell its proportionate amount of shares as a result of other tag-along rights, the Reporting Person shall decrease the amount of shares he is selling to allow for Ares to sell the same proportionate amount of its shares as the Reporting Person. The tag-along rights expire two years following the completion of the Issuer’s initial public offering.
Voting Agreement. The Issuer has agreed, upon the request of Ares, to include Ares’ designee for director to be placed on the ballot for election at the Issuer’s 2008 annual meeting. In addition, the Reporting Person has agreed to vote his shares in favor of such designee at the 2008 annual meeting.

Page 6 of 7 Pages

Item 7.	Material to Be Filed as Exhibits
The following Exhibits are filed with this Statement:
6(a)
Amended and Restated Shareholders Agreement, dated April 4, 2007, by and among the Issuer and the other parties named therein (Incorporated by reference to Exhibit 4.7 to the Issuer’s Form S-1 Registration Statement, Registration No. 333-148956, filed on January 30, 2008).

6(b)
Shareholders Agreement, dated March 20, 2007, by and among the Issuer and certain shareholders named therein (Incorporated by reference to Exhibit 4.10 to the Issuer’s Form S-1 Registration Statement, Registration No. 333-148956, filed on January 30, 2008).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 14, 2008.	/s/ Tom L. Ward

Tom L. Ward

Page 7 of 7 Pages